 CODESHARE AGREEMENT

This Codeshare Agreement ("Agreement") is made as of July 1, 2001, by and between Alaska Airlines, Inc. ("Alaska"), an Alaska corporation, and Hawaiian Airlines, Inc. ("Hawaiian"), a Hawaii corporation.

A.            Alaska and Hawaiian desire to make certain arrangements with each other which will enable each to sell commercial air transportation services of the other by placing its designator code on certain flights of the other.

B.            In conjunction with such air transportation services, the parties desire to provide certain reservations, ticketing, baggage handling, cargo handling, accounting and related services for each other.

C.            In consideration of the mutual promises herein, Alaska and Hawaiian are each willing to perform in the manner and upon the conditions and terms hereinafter set forth.

Section 1.  Definitions

(a)  Codeshare Service.  "Codeshare Service" means the holding out and marketing to the public of single carrier designated passenger air transportation on a city pair route where the air transportation is provided via connecting flights operated by both Alaska and Hawaiian.

(b)  AS Codeshare Service.  “AS Codeshare Service” means Codeshare Service where Alaska is the Marketing Carrier.

(c)  HA Codeshare Service.  "HA Codeshare Service" means Codeshare Service where Hawaiian is the Marketing Carrier.

(d)  “Implementation Date” means October 1, 2001.

(e)  Local Market Codeshare Service.  “Local Market Codeshare Service” means the holding out and marketing by the Marketing Carrier of passenger air transportation on one or more city pair routes operated by the Operating Carrier only.

(f)  Marketing Carrier.  “Marketing Carrier” means the party whose designator code is shown in the carrier code box of a flight coupon for a segment of Codeshare Service but which is not the Operating Carrier.

(g)  Operating Carrier.  “Operating Carrier” means the party having operational control of an aircraft used for a given segment of Codeshare Service.

(h)  “Ticket Taxes” means means any transactional taxes or passenger facility charges, including, without limitation, sales taxes, use taxes, stamp taxes, excise taxes, value added taxes, gross receipts taxes, departure taxes, surcharges and travel taxes, and all related charges, fees, licenses or assessments (and any interest or penalty thereon) imposed on passengers (or which air carriers or their agents are required to collect from passengers) by any authority in any country, or political subdivision thereof or public authority operating therein (including, without limitation any national, federal, state, provincial, territorial, local, municipal, port or airport authority) or which are levied upon passengers by operation of applicable law or industry standard.

(i)  “Ticketing Carrier” means a carrier whose traffic documents are used to issue a ticket.

Section 2

(a)  Codeshare Service.  The parties hereby agree to provide Codeshare Service pursuant to the terms and conditions of this Agreement.  The parties will cooperate fully to ensure that reservations and sales for Codeshare Service are made in the most efficient manner that best meets the needs of all passengers using the flights.  Passenger handling also will be coordinated to provide the best possible service to consumers.

(b)  Procedures Manual.  Detailed procedures for implementing this Agreement will be set forth in the Procedures Manual, which will be prepared by the parties in conjunction with this Agreement.  The Procedures Manual, including any amendments or supplements thereto agreed in writing between the parties from time to time, is incorporated by reference into and made a part of this Agreement; provided, however, that the terms of this Agreement shall prevail in the event of a conflict between a provision of this Agreement and any provision of the Procedures Manual, as amended and supplemented.

(c)  The Conditions of Carriage of the Marketing Carrier shall govern the transportation of codeshare passengers.

Section 3

(a)  Initial Service Area.  On the Implementation Date (or such later dates as may be provided in the applicable Exhibit) (i) Hawaiian shall commence HA Codeshare Service on the city pair routes specified in Exhibit A attached hereto and (ii) Alaska shall commence AS Codeshare Service on the city pair routes specified in Exhibit B attached hereto. Alaska and Hawaiian may sell Local Market Codeshare service only as specifically provided in such Exhibits.

(b)  Expansion of Service Areas.  To the extent permitted by applicable law and existing third-party agreements, the carriers will explore the possibility of codesharing on additional mutually agreed to segments.  Except as expressly set forth herein, no carrier shall have an obligation to extend shared code segments to other routes or to maintain operations of its aircraft on any routes and no such obligation can be created by any oral statements or representations or course of dealing by a carrier, but only by an express written agreement.  The carriers shall meet together from time to time as mutually agreed to discuss the appropriateness of expanding or contracting the list of city pairs on Exhibit A or B.

(c)  Dual Service.  Hawaiian and Alaska each retains the unilateral right to operate over any city pair route with its own equipment, crews and flight identification numbers.  If both Alaska and Hawaiian serve a city pair route using their own equipment and flight identifiers, neither carrier will be precluded from additionally offering AS Codeshare Service or HA Codeshare Service, as the case may be, over that city pair route, provided that the city pair route is set forth in Exhibit A or B to this Agreement.

Section 4.  Aircraft and Crews.  Each of Alaska and Hawaiian will provide the scheduled air service that is part of HA Codeshare Service and AS Codeshare Service in full compliance with FAA regulations applicable to scheduled air service.  Flights operated by Alaska shall be operated with its aircraft and crews and flights operated by Hawaiian shall be operated with its aircraft and crews.

Section 5.  Ground Support for Codeshare Services

(a)  Alaska Cities.  Alaska will provide to passengers traveling on Alaska flights using HA Codeshare Service passenger check-in at each of the stations specified in Exhibit A.  To the extent reasonably feasible, passenger check-in and handling procedures will be provided in accordance with Hawaiian's standard operating procedures.  Hawaiian and Alaska will jointly develop a method of providing Alaska's stations with assistance in check-in and ticketing of connecting passengers.  Hawaiian will provide to Alaska, at no cost to Alaska, the necessary instructional training in Hawaiian's procedures.  Alaska shall arrange for Hawaiian identification to be prominently displayed at check-in counters and gate areas as appropriate at each of Alaska's stations where HA designated Alaska flights are operated.  Such signage shall be at least equal in prominence to that of any other airline graphics, excluding Alaska Airlines and Horizon Air, displayed at such Alaska stations.  Hawaiian and Alaska will jointly develop the necessary signage material for display at all Alaska stations described in Exhibit A.  With respect to the cost for such signage, the parties shall agree on the amounts to be spent, and Hawaiian shall pay of the agreed amount and Alaska shall pay of the agreed amount.  The parties agree to cooperate to accomplish the objectives set forth in this paragraph as quickly as is reasonably feasible; provided, however, that completion of the obligations set forth in this paragraph are not conditions precedent to the effective date of this Agreement and the other obligations of the parties hereunder.

(b)  Hawaiian Cities.  Hawaiian will provide to passengers traveling on Hawaiian flights using AS Codeshare Service check-in at each of the stations specified in Exhibit B.  To the extent reasonably feasible, passenger check-in and handling procedures will be provided in accordance with Alaska’s standard operating procedures.  Hawaiian and Alaska will jointly develop a method of providing Hawaiian’s stations with assistance in check-in and ticketing of connecting passengers.  Alaska will provide to Hawaiian, at no cost to Hawaiian, the necessary instructional training in Alaska’s procedures.  Hawaiian shall arrange for Alaska identification to be prominently displayed at check-in counters and gate areas as appropriate at each of Hawaiian’s stations where AS designated Hawaiian flights are operated.  Such signage shall be at least equal in prominence to that of any other airline graphics, excluding Hawaiian, displayed at Hawaiian’s stations.  Hawaiian and Alaska will jointly develop the necessary signage material for display at all Hawaiian stations as described in Exhibit B.  With respect to the cost for such signage, the parties shall agree on the amounts to be spent, and Alaska shall pay of the agreed amount and Hawaiian shall pay of the agreed amount.  The parties agree to cooperate to accomplish the objectives set forth in this paragraph as quickly as reasonably feasible; provided, however, that completion of the obligations set forth in this paragraph are not conditions precedent to the effective date of this Agreement and the other obligations of the parties hereunder.

(c)  Joint Cities.  Hawaiian and Alaska will, at the local level, jointly develop passenger processing and check-in procedures for stations jointly served by both Hawaiian and Alaska.  At Hawaiian and Alaska stations in joint cities, the appropriate carrier will provide directional signage and flight information for passengers traveling on the joint Hawaiian/Alaska services.

(d)  Freight.  Hawaiian and Alaska will accept air freight and small package shipments for HA Codeshare Service and AS Codeshare Service to and from points served by Alaska and Hawaiian flights.  Documentation and handling procedures for such freight shall be consistent with Hawaiian, Alaska and standard industry procedures.

Section 6.  Pricing and Revenue Accounting

(a)  Hawaiian shall establish on its own and file through-fares applicable to HA Codeshare Service.  Alaska shall establish on its own all local fares applicable to its flights that are operated as part of HA Codeshare Service.

(b)  Alaska shall establish on its own and file through-fares applicable to AS Codeshare Service.  Hawaiian shall establish on its own all local fares applicable to its flights that are operated as part of AS Codeshare Service.

(c)  For HA Codeshare Service and AS Codeshare Service, Alaska and Hawaiian shall develop jointly those conditions of carriage and tariff rules that need to be uniform in order for the Codeshare Service to be provided in a seamless manner.  Such rules governing the air transportation provided as part of a HA Codeshare Service or AS Codeshare Service shall be available for public inspection at Hawaiian’s and Alaska’s corporate offices, at each airport ticket office, and at each city ticket office maintained and operated by Hawaiian or Alaska in the manner required by DOT regulations.

(d)

(e)  Passenger revenue shall be settled between Alaska or its agent and Hawaiian or its agent according to the standard procedures of theAirlines Clearing House (ACH) and/or the IATA Airline Clearing House.

(f)  Alaska shall reimburse Hawaiian for any third party computer reservation system (CRS) charges and interline ticket handling charges assessed to Hawaiian for HA Codeshare Service segments operated by Alaska.  Alaska shall be responsible for payment of third party CRS charges that are billed directly to Alaska and are attributable to HA Codeshare Service segments operated by Alaska.

(g)  Hawaiian shall reimburse Alaska for any third party CRS charges and interline ticket handling charges assessed to Alaska for AS Codeshare Service segments operated by Hawaiian.  Hawaiian shall be responsible for payment of third party CRS charges that are billed directly to Hawaiian and attributable to AS Codeshare segments operated by Hawaiian.

(h)  Baggage handling and settlement of baggage handling claims shall be in accordance with existing tariffs and the Trade Practice Manual of the Air Transport Association or the IATA Resolutions and Recommended Practices Manual, whichever applies.

Section 7.  Alaska/Hawaiian Cooperation Program

(a)  Participation by Alaska in the Hawaiian frequent flyer program and participation by Hawaiian in the Alaska frequent flyer program shall be as set forth in frequent traveler program participation agreements between Hawaiian and Alaska to be concluded before initiation of HA Codeshare Service.  The parties shall also negotiate agreements for employee interline and clubroom usage.

(b)  Hawaiian and Alaska shall file schedules with the OAG (and any other airline guide or schedule as mutually agreed) for HA designated flights operated by Alaska and AS designated flights operated by Hawaiian, respectively.  To facilitate the schedule filing process, Alaska and Hawaiian shall supply to each other the necessary detail in sufficient time to meet applicable filing deadlines.  A separate set of consecutive Hawaiian flight numbers will be assigned to Alaska for HA designated flights operated by Alaska.  Hawaiian and Alaska will agree upon the size and scope of the paid connections program that will be displayed in the North American OAG and the Worldwide OAG.

(c)  Alaska shall use reasonable efforts to keep current flight following information for HA designated flights operated by Alaska for display in the Hawaiian reservation system.  This information shall be updated regularly by Alaska.  Hawaiian shall use reasonable efforts to keep current flight following information for AS designated flights operated by Hawaiian for display in the Alaska reservation system.  This information shall be updated regularly by Hawaiian.

(d)  Alaska and Hawaiian shall provide the air transportation services performed by each pursuant to this Agreement in compliance with all applicable statutes, orders, rules and regulations of government agencies having jurisdiction over their respective operations (including, but not limited to, FAA and DOT) including (i) rules on notification of codeshare, wet lease and change of gauge operations and (ii) any conditions placed on approval of this Agreement.

(e)  In the event of any flight cancellation or other schedule irregularity, involuntary rerouting or denied boarding by the Operating Carrier with respect to any segment of Codeshare Service, the Operating Carrier shall (except to the extent such irregularity, involuntary rerouting or denied boarding is caused by the Marketing Carrier):

(i)        ensure that all passengers shall be handled in accordance with the same policies and procedures to avoid any discrimination against a codeshare passenger;

(ii)       at its own cost and expense, accommodate and/or pay denied boarding compensation or otherwise compensate codeshare passengers, in accordance with and subject to the provisions of the Procedures Manual; and

(iii)      reimburse the Marketing Carrier, in accordance with the Procedures Manual, for all costs incurred by the Marketing Carrier in connection with the compensation and/or accommodation of codeshare passengers as a result of a schedule irregularity, involuntary rerouting or denied boarding as contemplated by this Section 7(e).

(f)  Hawaiian and Alaska shall each independently contract with the U.S. Postal Service for carriage of mail over their respective route networks.  The use of the HA designator code for HA Codeshare Service and the AS designator for AS Codeshare Service does not extend to the system mail contract rates between each carrier and the U.S. Postal Service.

(g)  Each airline shall independently contract with the FAA, DOT or other governmental agencies with respect to all landing, departure and en route slots or other operational controls.  This Agreement will not affect any rights either airline has in current or future slots.

(h)  In an emergency and/or disaster situation, the emergency response procedures of the Operating Carrier shall be applied, but the Operating Carrier shall consult and coordinate with the Marketing Carrier to ensure that all matters pertaining to codeshare passengers are handled in an appropriate and sensitive manner.  The Marketing Carrier also shall assist and cooperate with the Operating Carrier in such consultation and coordination efforts.

Section 8.  Independent Contractor.  Each party shall act as an independent contractor and not as agent in fulfilling its duties and obligations under this Agreement.  The employees, agents and/or independent contractors of each party engaged in performing any of the services such party is obligated to perform pursuant to this Agreement shall be employees, agents and independent contractors of such party for all purposes and under no circumstances shall employees, agents or independent contractors of such party be deemed to be employees, agents or independent contractors of the other party.  Neither party shall have any supervisory power or control over any employees, agents or independent contractors engaged by the other party in connection with such other party’s performance of its obligations hereunder, and all complaints or requested changes in procedures communicated to either party but concerning the other party shall, in all events, be transmitted by the receiving party to a designated representative of the other.  Nothing contained in this Agreement is intended to limit or condition either party’s control over its operation or the conduct of its business as an air carrier, and each party assumes all risks of financial losses which may result from the operation of the air services to be provided by such party hereunder.

Section 9.  Release and Indemnification

(a)  Alaska agrees to release, indemnify, hold harmless and defend Hawaiian, its officers, directors, employees, agents, successors and assigns, from and against any and all claims, losses, damages, liabilities, causes of action, suits, judgments and expenses, whether groundless or not, including, but not limited to, reasonable attorneys' fees, costs and related expenses,

(i)        for bodily or personal injury, including death, to any persons occurring while such persons are in the custody of, or being transported by, Alaska, including, but not limited to, employees of Alaska, except for injury or death of Hawaiian's employees incurred in the performance of their duty and for which workers' compensation normally is recoverable,

(ii)       for any loss of, damage to, or destruction of any property occurring while such property is in the control or custody of, or being transported by, Alaska, including loss of use and consequential damage thereof (excluding, however, loss of, damage to, or destruction of Hawaiian's property),

(iii)      for trademark or trade name infringement, arising out of or in any manner connected with the use of the HA designator code on flights operated by Alaska pursuant to this Agreement,

(iv)      proximately and foreseeably arising from Alaska’s breach of this Agreement, whether or not occurring or arising out of the negligence, whether active, passive or any other type, of Hawaiian, its officers, directors, employees or agents, and

(v)       proximately and foreseeably arising from any reasonable actions taken by Hawaiian in responding to an emergency pursuant to Section 7(h) where Alaska is the Operating Carrier.

The foregoing indemnification shall not apply to any such claims or liability resulting from the gross negligence or willful misconduct of Hawaiian, its officers, directors, employees or agents.

(b)  Hawaiian agrees to release, indemnify, hold harmless and defend Alaska, its officers, directors, employees, agents, successors and assigns, from and against any and all claims, losses, damages, liabilities, causes of action, suits, judgments and expenses, whether groundless or not, including, but not limited to, reasonable attorneys' fees, costs and related expenses,

(i)        for bodily or personal injury, including death, to any persons occurring while such persons are in the custody of, or being transported by, Hawaiian, including, but not limited to, employees of Hawaiian, except for injury or death of Alaska's employees incurred in the performance of their duty and for which workers' compensation normally is recoverable,

(ii)       for any loss of, damage to, or destruction of any property occurring while such property is in the control or custody or, or being transported by, Hawaiian, including loss of use and consequential damage thereof (excluding, however, loss of, damage to, or destruction of Hawaiian’s property),

(iii)      for trademark or trade name infringement, arising out of or in any manner connected with the use of the AS designator code on flights operated by Hawaiian pursuant to this Agreement, and

(iv)      proximately and foreseeably arising from Hawaiian’s breach of this Agreement, whether or not occurring or arising out of the negligence, whether active, passive or any other type, of Alaska, its officers, directors, employees or agents;

(v)       proximately and foreseeably arising from any reasonable actions taken by Alaska in responding to an emergency pursuant to Section 7(h) where Hawaiian is the Operating Carrier.

The foregoing indemnification shall not apply to any such claims or liability resulting from the gross negligence or willful misconduct of Alaska, its officers, directors, employees or agents.

(c)  To the extent that Alaska furnishes ground services to Hawaiian in connection with HA Codeshare Service, Alaska agrees to release, indemnify, hold harmless and defend Hawaiian, its officers, directors, employees, agents, successors and assigns, from and against any and all claims, losses, damages, liabilities, causes of action, suits, judgments and expenses, whether groundless or not, including, but not limited to, reasonable attorneys' fees, costs and related expenses, for bodily or personal injury, including death, to any persons, including, but not limited to, employees of Alaska, except for injury or death of Hawaiian's employees incurred in the performance of their duties and for which workers' compensation normally is recoverable, and for any loss of, damage to, or destruction of any property, including loss of use and consequential damage thereof arising out of or in any manner connected with the furnishing of services, materials or facilities by Alaska hereunder, whether or not occurring or arising out of the negligence, whether active, passive or any other type, of Alaska, its officers, directors, employees or agents; however, the foregoing indemnification shall not apply to any such claims of liability resulting from the willful misconduct of Hawaiian, its officers, directors, employees or agents.

(d)  To the extent that Hawaiian furnishes ground services to Alaska in connection with AS Codeshare Service, Hawaiian agrees to release, indemnify, hold harmless and defend Alaska, its officers, directors, employees, agents, successors and assigns, from and against any and all claims, losses, damages, liabilities, causes of action, suits, judgments and expenses, whether groundless or not, including, but not limited to, reasonable attorneys' fees, costs and related expenses, for bodily or personal injury, including death, to any persons, including, but not limited to, employees of Hawaiian, except for injury or death of Alaska's employees incurred in the performance of their duties and for which workers' compensation normally is recoverable, and for any loss of, damage to, or destruction of any property, including loss of use and consequential damage thereof arising out of or in any manner connected with the furnishing of services, materials or facilities by Hawaiian hereunder, whether or not occurring or arising out of the negligence, whether active, passive or any other type, of Hawaiian, its officers, directors, employees or agents; however, the foregoing indemnification shall not apply to any such claims of liability resulting from the willful misconduct of Alaska, its officers, directors, employees or agents.

Section 10.  Insurance

(a) Alaska Insurance.  To the extent of the contractual liability assumed by Alaska, Alaska shall maintain in full force and effect the following insurance coverages:

            (i)        Workers' Compensation and Occupational Disease insurance subject to the laws of the state wherein this Agreement is being performed.  Such coverage shall include Employers Liability up to a limit of at least

            (ii)       All Risk Aircraft Hull insurance covering Alaska's aircraft.  Hull insurance shall include endorsements that:

                            A.        Provide that the insurer shall waive its subrogation rights against Hawaiian as the codeshare airline.

                            B.        Provide that, as respects the interest of Hawaiian, this insurance shall not be invalidated by any breach of warranty.

            (iii)      Commercial General Liability insurance with limits no less than combined single limit per occurrence.  Such insurance shall include personal injury and contractual liability.

            (iv)      Comprehensive Airline Liability insurance with limits no less than combined single limit per occurrence, including but not limited to aircraft liability, passenger legal liability, and premises liability.  Such insurance shall include personal injury and contractual liability.

            (v)       The Commercial General Liability and Comprehensive Airline Liability insurance referenced above shall provide that:

                            A.        Underwriters acknowledge that the indemnification and hold harmless provisions of this Agreement are insured under Alaska's blanket contractual liability coverage.

                            B.        Hawaiian is named as an additional insured on such insurance.

                            C.        Said insurance is primary with respect to the matters within such coverage, irrespective of any insurance carried by Hawaiian.

                            D.        Provide that, as respects the interests of Hawaiian, this insurance shall not be invalidated by any breach of warranty by Alaska.

                            E.         Provide a severability of interest/cross liability endorsement.

(b)  Within thirty (30) days of the commencement of this Agreement and annually thereafter, certificates of insurance shall be delivered to Hawaiian evidencing compliance with the insurance terms of this Agreement.  All of the above insurance shall be written through a company or companies reasonably satisfactory to Hawaiian and the certificates of insurance shall be of a type that unconditionally obligates the insurer to notify Hawaiian in writing at least thirty (30) days in advance of effective date in the event of any material change in, nonrenewal, or cancellation of such insurance.

(c)  Hawaiian Insurance.  To the extent of the contractual liability assumed by Hawaiian, Hawaiian shall maintain in full force and effect the following insurance coverages:

                (i)        Workers' Compensation and Occupational Disease insurance subject to the laws of the state wherein this Agreement is being performed.  Such coverage shall include Employers Liability up to a limit of at least .

                (ii)       All Risk Aircraft Hull insurance covering Hawaiian's aircraft.  Hull insurance shall include endorsements that:

                            A.        Provide that the insurer shall waive its subrogation rights against Alaska.

                            B.        Provide that, as respects the interest of Alaska, this insurance shall not be invalidated by any breach of warranty.

                (iii)      Commercial General Liability insurance with limits no less than combined single limit per occurrence.  Such insurance shall include personal injury and contractual liability.

                (iv)      Comprehensive Airline Liability insurance with limits no less than combined single limit per occurrence, including but not limited to aircraft liability, passenger legal liability, and premises liability.  Such insurance shall include personal injury and contractual liability.

                (v)       The Commercial General Liability and Comprehensive Airline Liability insurance referenced above shall provide that:

                            A.        Underwriters acknowledge that the indemnification and hold harmless provisions of this Agreement are insured under Hawaiian's blanket contractual liability coverage.

                            B.        Alaska is named as an additional insured on such insurance.

                            C.        Said insurance is primary with respect to the matters within such coverage, irrespective of any insurance carried by Alaska.

                            D.        Provide that, as respects the interest of Alaska, this insurance shall not be invalidated by any breach of warranty by Hawaiian.

                            E.         Provide a severability of interest/cross liability endorsement.

(d)  Within thirty (30) days of the commencement of this Agreement and annually thereafter, Certificates of Insurance shall be delivered to Alaska evidencing compliance with the insurance terms of this Agreement.  All of the above insurance shall be written through a company or companies reasonably satisfactory to Alaska and the Certificates of Insurance shall be of a type that unconditionally obligates the insurer to notify Alaska in writing at least thirty (30) days in advance of effective date in the event of any material change in, nonrenewal, or cancellation of such insurance.

Section 11.  Directors, Officers, Agents, Employees.  No director, officer, agent or employee of either party shall be charged personally or held contractually liable by or to the other party under any term or provision of this Agreement or any supplement, modification or amendment to this Agreement or because of any breach thereof.

Section 12.  Effective Date and Term; Termination

(a)  Effective Date and Term

(i)        This Agreement shall become effective on the date first written above (the "Effective Date") and shall remain in effect continuously thereafter until terminated as provided herein.  At any time after the Implementation Date, either party may deliver to the other advance written notice of termination which notice provides for a termination date for this Agreement at least subsequent to delivery of the notice of termination (the "Termination Date").

(ii)       Codeshare Services established and published in the printed and electronic media under this Agreement shall be for the entire forward booking period in accord with each media's policies as generally applied to forward airline schedules (currently approximately 331 days).  The parties agree that the forward booking period shall be truncated to the Termination Date if and when notice of termination is given.  The truncation shall be effected with the next normally scheduled transmission of schedule data to the various media.  The parties also agree that any codeshare passengers booked and ticketed for travel during the forward booking period while such codeshare service was published will be serviced in accord with operating procedures established by the parties pursuant to this Agreement, even though the Agreement may have been terminated subsequent to such booking and ticketing.

(b)  Termination

(i)        In the event that either Alaska or Hawaiian (A) makes a general assignment for the benefit of creditors or becomes insolvent; (B) files a voluntary petition in bankruptcy; (C) petitions for or acquiesces in the appointment of any receiver, trustee or similar officer to liquidate or conserve its business or any substantial part of its assets; (D) commences under the laws of any competent jurisdiction any proceeding involving its insolvency, bankruptcy, reorganization, readjustment of debt, dissolution, liquidation or any other similar proceeding for the relief of financially distressed debtors; (E) becomes the object of any proceeding or action of the type described in (C) or (D) above and such proceeding or action remains undismissed or unstayed for a period of at least sixty (60) days; or (F) is divested of a substantial part of its assets so as to affect the ability to operate its business generally for a period of at least thirty (30) days; then the other party may by written notice terminate this Agreement immediately.

(ii)       Notwithstanding any other provision in this Agreement, Alaska shall have the right to terminate this Agreement upon ninety (90) days written notice if any of the following events shall occur: (A) any change of control of the Board of Directors of Hawaiian which results in a majority of new directors of the Board consisting of agents or employees of any airline other than Hawaiian; or (B) the acquisition of more than fifty percent (50%) of the voting common stock of Hawaiian by any other airline; or (C) the acquisition, merger, consolidation or reorganization of Hawaiian by any other airline.

(iii)      Notwithstanding any other provision in this Agreement, Hawaiian shall have the right to terminate this Agreement upon ninety (90) days written notice if any of the following events shall occur: (A) any change of control of the Board of Directors of Alaska which results in a majority of new directors of the Board consisting of agents or employees of any airline other than Alaska; or (B) the acquisition of more than fifty percent (50%) of the voting common stock of Alaska by any other airline; or (C) the acquisition, merger, consolidation or reorganization of Alaska by any other airline.

Section 13.  Default

(a)  Except as otherwise provided herein, if either party shall default in performance of any of the terms, covenants and conditions of this Agreement, the other party may give notice of such default to the party at default.  In the event such default is not cured within thirty (30) days after the giving of such notice (five (5) business days in the case of the failure to make any payments due and payable under the Agreement), the party giving notice may terminate this Agreement effective upon such date that party specifies by further notice to the party in default, without prejudice to any other rights which the other party may have.

(b)  The waiver by either party of performance of any term, covenant or condition of this Agreement in a particular instance shall not constitute a waiver of any subsequent breach or preclude such party from thereafter demanding performance thereof according to the terms hereof.

Section 14.  Force Majeure, etc.

(a)  Neither party shall be liable to the other for any failure to comply with the terms of this Agreement or any loss, injury, damage or delay whatsoever resulting, directly or indirectly, from one or more of the following:  force majeure; act of God; seizure under legal process, governmental sanctions, quarantine restrictions; fire, fog, flood, or other weather-related reason; failure or refusal on the party of any government or governmental agency to grant or issue approvals, clearances, exemptions, permits or operating authority, or recession or revocation thereof by any government or governmental agency; damage to or destruction of aircraft or other flight equipment; mechanical difficulties or breakdowns; unavailability of fuel; riots or civil commotion; strikes, lockouts or labor disputes (whether resulting from disputes between either party and its employees or between other parties); U.S. military or airlift emergency or substantially expanded U.S. military airlift requirements as determined by the U.S. government; activation of the U.S. Civil Reserve Air Fleet; war or hazards or dangers incident to a state of war; or any other acts, matters or things, whether or not of a similar nature, which are beyond the control of either party and which shall directly or indirectly, prevent, delay, interrupt, or otherwise adversely affect the furnishing, operation or performance of such transportation. In the event of a strike by Alaska employees, Alaska will use reasonable efforts to provide the services specified in this Agreement to Hawaiian.

(b)  Alaska  shall have the right to terminate this Agreement forthwith in the event of an airlift emergency as determined by the United States Secretary of Defense or his designee or by the Commander of the United States Military Airlift Command, or if the United States Civil Reserve Air Fleet is activated by order of the Secretary of Defense.

Section 15.  Taxes

(a)  Subject to Section 16(d), each party shall be responsible for any net or gross income or franchise taxes (or taxes of a similar nature) on the revenues or income or any measure thereof which is attributable to it in connection with the sale of air transportation pursuant to this Agreement.

(b)  The Marketing Carrier, if it is the Ticketing Carrier, shall collect, except as otherwise prohibited by law, all Ticket Taxes relating to tickets sold or travel documents issued by it with respect to air transport pursuant to this Agreement.  The parties hereby agree, in each case to the extent the Marketing Carrier is the Ticketing Carrier, as follows:

(i)        The Marketing Carrier, if it is the Ticketing Carrier, shall collect, report and remit to the taxing authorities any non-interlineable Ticket Taxes levied in connection with sales of the Codeshare Flights.

(ii)       The Marketing Carrier, if it is the Ticketing Carrier, shall collect, report and credit to the account of the Operating Carrier with ACH any interlineable Ticket Taxes levied in connection with the sales of the Codeshare Flights.  The Operating Carrier shall remit to taxing authorities all such interlineable Ticket Taxes.

(iii)      The Operating Carrier may bill the Marketing Carrier for any Ticket Taxes due or payable on or measured by passenger enplanement and payable or remittable by the Operating Carrier or the Marketing Carrier which should have been collected at the time of ticket sale or travel document issue by the Marketing Carrier.

(iv)      If the Ticketing Carrier is a third party, the Marketing Carrier shall use commercially reasonable efforts to cause such third party to implement the foregoing provisions.

(c)  Notwithstanding the provisions of Section 15(b), if the Marketing Carrier, if it is the Ticketing Carrier, is prohibited by law from collecting certain Ticket Taxes in the country where tickets are sold or travel documents issued, then the Marketing Carrier is relieved from collecting only such Ticket Taxes so prohibited by law and shall notify the Operating Carrier within thirty (30) days of the enactment of such laws which Ticket Taxes it is prohibited from collecting and render reasonable assistance to the Operating Carrier so that procedures can be implemented to collect such Ticket Taxes from the passenger.

(d)  Both parties acknowledge that the tax laws of the countries in which they may operate in connection with the Codeshare Services may require withholding of Taxes on certain of the payments that either of the parties or their agents (the “Payer”) may be required to pay to the other party (the “Payee”), under this Agreement.  It is agreed that payments to the Payee shall be exclusive of such withholding, provided however, that the Payer shall inform the Payee in writing with at least forty five (45) days' advance notice of its intent to withhold the Taxes and the legal basis for such withholding.  The Payer shall inform the Payee:

(i)        within fifteen (15) days of receipt by the Payer of any directives that may be given to the Payer by such taxing authority; and

(ii)       within fifteen (15) days of payment by the Payer to the relevant taxing authority the amounts withheld by Payer.

(e)  If either party receives notice from any taxing authority with respect to any assessment or potential assessment or imposition of any Tax (collectively, an “Assessment”), that the other party may be responsible for paying, directly or indirectly, the party so notified shall inform the other party in writing within ten (10) days of receipt of such notice.  If the party receiving such notice from a taxing authority is or will be required to pay any Assessment for which the other party is ultimately responsible, it shall be entitled to be indemnified against such Assessment in accordance with Section 15(f).

(f)  Each party further agrees to indemnify, defend and hold harmless the other from and against any and all Taxes, or Assessments, as the case may be, levied upon or advanced by the indemnified party, but that ultimately the indemnifying party would be responsible for paying, which resulted from any transaction or activity contemplated by this Agreement.

Section 16.  Notices.  All notices, requests, demands and other communications hereunder shall be in writing, transmitted by overnight, registered, or certified mail, and shall be deemed to have been duly given when actually received.  Notices shall be transmitted:

(a)	if to Alaska to the attention of:
Senior Vice President/Marketing and Planning
Alaska Airlines, Inc.
19300 Pacific Highway South
Seattle, Washington 98188
With a copy to: General Counsel

(b)	if to Hawaiian to the attention of:
Hawaiian Airlines, Inc.
Senior Vice President/Marketing and Planning
3375 Koapaka Street, Suite G350
Honolulu, Hawaii 96819

(c)	Or, in each case, to such other person and place as Hawaiian or Alaska furnish to the other party in writing.

Section 17.  Miscellaneous Provisions

(a)  Governing Law.  This Agreement shall be interpreted in accordance with, and performance shall be governed by, the laws of the State of Washington, United States of America, regardless of the laws that might be applicable under principles of conflict of law.  Any dispute that may arise out of or in connection with this Agreement that cannot be settled amicably shall be referred to binding arbitration.  Each of Hawaiian and Alaska hereby submits to the exclusive jurisdiction of such arbitration proceeding and expressly waives its right to bring suit against the other party in any court of law except for the limited purpose of enforcing an arbitral award or for obtaining any injunctive relief available to it under the laws of any jurisdiction for breach or threatened breach by the other party to this Agreement that threatens irreparable damage.  Except as otherwise agreed by Hawaiian and Alaska, such arbitration shall be governed by the Commercial Arbitration Rules of the American Arbitration Association.  Any arbitral award shall be final, binding and conclusive, and may be entered and enforced in any court of competent jurisdiction.

(b)  Counterparts.  This Agreement may be executed simultaneously in counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(c)  Titles.  The section titles in this Agreement are for ease of reference only and shall not affect the meaning of any provision of this Agreement.

(d)  Entire Agreement.  This Agreement, including the Exhibits which are attached hereto and made part hereof, sets forth the entire Agreement and understanding between the parties as to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings concerning the subjects covered by this Agreement.  No party shall be bound by any term, condition or definition other than expressly set forth or provided for in this Agreement or amendments to this Agreement.  Unless expressly provided herein, this Agreement may not be changed or modified, except by agreement in writing, signed by the party to be bound thereby.

(e)  Waiver, Construction, Severability, No Third party Beneficiary.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.  This Agreement shall not be construed against the party preparing it, but shall be construed as if both parties jointly prepared it and any uncertainty or ambiguity shall not be interpreted against either party.  In the event that any one or more of the provisions of this Agreement shall be determined to be invalid, unenforceable, or illegal, such invalidity, unenforceability or illegality shall not affect any other provision of this Agreement and the Agreement shall be construed as if such invalid, unenforceable or illegal provision had never been contained herein.  No person or entity, other than Hawaiian or Alaska, shall have any rights, claims, benefits or powers under this agreement and this agreement shall not be construed or interpreted to confer any rights, claims, benefits or powers upon any third party.  There are no third-party beneficiaries of this agreement.

(f)  Confidentiality.  Each of Hawaiian and Alaska agrees to protect as confidential, and not to use except for the purpose of performing the terms of this Agreement, (i) the contents of this Agreement and (ii) all information exchanged or disclosed by the other party in the negotiation or performance of this Agreement, except for (A) information already in the receiving party’s possession at the time of disclosure; (B) information in the public domain; (C) information developed or obtained by a party from a third-party source and not in breach of this agreement; or (D) information a party is required to disclose by applicable law or valid court or administrative order.

(g)  Trademarks.  Each of Hawaiian and Alaska hereby grants to the other a limited, nontransferable, free license to reproduce and use, subject to the reasonable approval of the other party, its trade names and marks for the limited purpose of performing this Agreement and promoting the services to be provided hereunder.  Except as provided in the preceding sentence, each of Hawaiian and Alaska retains full rights to its own trade names and marks.

(h)  Assignment.  This Agreement shall not be assigned by either party without the prior written consent of the other party; provided that either party may, without such consent, assign any of its fixed or contingent rights to receive money payments hereunder and shall promptly notify the other party in writing of any such assignment.

(i)  Not a Partnership.  The terms of this Agreement, including its annexes and appendices, or any supplement, modification, or amendment to this Agreement shall not be construed or interpreted at any time to mean that the business relationship between Hawaiian and Alaska is a partnership.

The parties hereto have caused this Codeshare Agreement to be executed in their names and on their behalf by their respective officers duly authorized, on the day and year first above written.

HAWAIIAN AIRLINES, INC.	ALASKA AIRLINES, INC.

By:	By:

Its:	Its:

By:

Its:

EXHIBIT A

HA CODESHARE SERVICE

To be implemented on October 1, 2001:

To/from	and	via

Additional routes to be implemented on mutually-agreeable dates:

To/from	and	via

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EXHIBIT B

AS CODE SHARE SERVICE

To be implemented on October 1, 2001:

To/from	and	via